

November 3, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GSK Consumer Healthcare Capital US LLC, under the Exchange Act of 1934:

- 3.024% Callable Fixed Rate Senior Notes Due 2024

- Callable Floating Rate Senior Notes Due 2024

- 3.375% Fixed Rate Senior Notes due 2027

- 3.375% Fixed Rate Senior Notes due 2029

- 3.625% Fixed Rate Senior Notes due 2032

- 4.000% Fixed Rate Senior Notes due 2052

and the following security of GSK Consumer Healthcare Capital UK plc, under the Exchange Act of 1934:

- 3.125% Fixed Rate Senior Notes due 2025.

 All of the above are guaranteed by Haleon plc

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com